MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three and nine month periods ended September 30, 2004 was prepared as of November 2, 2004 and should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2004 and the audited Consolidated Financial Statements and MD&A of Intier Automotive Inc. (the "Company") for the year ended December 31, 2003, as included in the 2003 Annual Report to Shareholders. This Management's Discussion and Analysis discusses results of operations from continuing operations unless otherwise noted (see Note 5 "Discontinued Operations" in the accompanying September 30, 2004 unaudited interim Consolidated Financial Statements). All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, mid-door and tailgate modules, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, Interior and Closure businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. For the three month period ended September 30, 2004, the Company's Interior segment accounted for approximately 79% and 72% of the Company's consolidated sales and operating income, the Company's Closure segment accounted for approximately 21% and 31% of the Company's consolidated sales and operating income. Corporate costs reduced the Company's consolidated operating income by approximately 3%.

The following are the highlights of the Company's financial performance for the third quarter of 2004:
•	Total sales increased 22% to $1,272 million compared to $1,039 million for the third quarter of 2003.
•

Average dollar content on North American produced vehicles in the third quarter of 2004 increased by $53 to $215 as compared to $162 in the third quarter of 2003. Western European average dollar content per vehicle increased by $13  to $106  in the third quarter of 2004, compared to $93 in the third quarter of 2003. The growth in content in North America and Europe was primarily attributable to increased market penetration and the positive impact of the strengthening average foreign exchange rates between the primary currencies in which the Company conducts business; the euro, British Pound and Canadian dollar, and the U.S. dollar; the Company's reporting currency.

•

New products launched during the third quarter of 2004 included the interior integration, overhead system, instrument panel and door panels for the Cadillac STS and complete seats for the Mercury Mariner in North America.

•

North American light vehicle production was approximately 3.6 million units; representing a 1% decrease from the third quarter of 2003, and Western European vehicle production increased approximately 2% to 3.7 million units compared to the third quarter of 2003.

•	Operating income increased by $30.6 million to $48.2 million from $17.6 million in the third quarter of 2003.
•	Diluted earning per share from continuing operations increased to $0.45 in the third quarter of 2004 compared to $0.12 in the second quarter of 2003.
•

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. In addition to court approval and Intier Board of Directors approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. On November 2, 2004, Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal.

Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•

An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, commodity prices and international conflicts;

•	Increasing price reduction pressures from the Customer could reduce sales and profit margins;
•	The Company's profitability is directly affected by increasing raw material costs, particularly steel and resin, whose higher prices are reflective of global supply and demand issues;
•

The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers that could reduce profit margins;

•	Shift in market share among vehicles could have an adverse effect on the Company's sales and profit margins;
•	The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British Pound, the euro and other currencies in which the Company generates revenues;
•

The Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term; and

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The Company is also subject to the risk of exposure to product liability and economic loss based class action claims in the event that the failure of the Company's products results in bodily injury, property damage and/or economic losses to the end use consumer.

RESULTS OF OPERATIONS

Impact of Foreign Currency Translation
	Three month periods ended September 30,			Nine month periods ended September 30,

	2004	2003	Change	2004	2003	Change

1 Canadian dollar equals U.S. dollars	0.7663	0.7245	5.8%	0.7532	0.7012	7.4%
1 euro equals U.S. dollars	1.2227	1.1244	8.7%	1.2255	1.1121	10.2%
1 British Pound equals U.S. dollars	1.8164	1.6087	12.9%	1.8212	1.6105	13.1%

The Company's reported financial results of operations are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. These exchange rates have been used to translate the results of foreign operations into U.S. dollars. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Three Month Periods Ended September 30, 2004 and 2003

Sales

(in millions, except average dollar content per vehicle)

Three month periods ended September 30,	2004	2003

Vehicle production volumes
North America	3.6	3.7
Europe	3.7	3.6

Average dollar content per vehicle
North America	$215	$162
Europe	$106	$93

Production sales - Interior Systems
North America	$575.2	$415.4
Europe	344.5	299.7
Production sales - Closure Systems	257.9	216.4

	1,177.6	931.5
Tooling and engineering sales	94.5	107.7

Total sales	$1,272.1	$1,039.2

Average dollar content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively for each period indicated.

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 38.5% to $575.2 million for the third quarter of 2004 compared to $415.4 million for the third quarter of 2003. This growth was primarily attributable to an increase in average dollar content per vehicle. The increase in average dollar content per vehicle was attributable to new products launched during 2004 including the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; the complete seats for the Mercury Mariner; the complete seats, headliner and instrument panel for the Chevrolet Equinox and the second and third row stow in floor seats for the DaimlerChrysler minivans and also to new products launched during the second half of 2003 including the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats for the Cadillac SRX; the seat mechanisms for the Honda Accor d and Pilot; the door panels for the Chevrolet Malibu; and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon. The increase in production sales was also attributable to the strengthening of the Canadian dollar relative to the U.S. dollar.

Europe:  European production sales for the Interior business increased 14.9% to $344.5 million for the third quarter of 2004 compared to $299.7 million for the third quarter of 2003. This growth was primarily due to the strengthening of the British Pound and euro relative to the U.S. dollar. New products launched during 2004 including the door panels for the BMW 1 Series; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class; and new products launched in the second half of 2003, including the instrument panel, console, door panels and other interior trim for the BMW 6 Series, the cargo management and other interior trim for the BMW X3 and the complete seats for the VW Caddy also contributed to the increased sales.

Production Sales - Closure Systems:

Production sales for the Closure business increased 19.2% to $257.9 million for the third quarter of 2004 compared to $216.4 million for the third quarter of 2003. This growth was attributable to an increase in average dollar content per vehicle as a result of the launch of a number of new products including a modular side door latch for a number of Audi programs and to the strengthening of the euro and the Canadian dollar relative to the U.S. dollar.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the third quarter of 2004 decreased by $13.2 million to $94.5 million from $107.7 million for the third quarter of 2003 due to a lower number of new product launches during the third quarter of 2004 compared to the third quarter of 2003. Tooling and engineering sales decreased by $13.5 million to $85.8 million in the Interior business, while tooling and engineering sales increased by $0.3 million to $8.7 million in the Closure business for the third quarter of 2004 compared to the third quarter of 2003.

Gross Margin
Three month periods ended September 30,	2004	2003

Gross margin	$158.0	$115.7

Gross margin as a percentage of total sales	12.4%	11.1%

Gross margin increased by $42.3 million to $158.0 million in the third quarter of 2004 compared to $115.7 million in the third quarter of 2003. As a percentage of total sales, gross margin increased to 12.4% for the third quarter of 2004 compared to 11.1% for the comparable quarter of 2003. This increase is a result of sales from new products launched during 2004 and the second half of 2003, lower launch costs associated with new products and new facilities as compared to the third quarter of 2003, operating improvements at certain divisions, and the strengthening of the British Pound, Canadian dollar and euro relative to the U.S. dollar. These increases have been partially offset by increased raw material prices and operating inefficiencies at certain divisions.

Operating Income
Three month periods ended September 30,	2004	2003

Gross margin	$158.0	$115.7
Less:
Depreciation and amortization	28.8	26.2
Selling, general and administrative	64.6	57.0
Affiliation and social fees	16.4	14.9

Operating income	$48.2	$17.6

Depreciation and amortization as a percentage of total sales	2.3%	2.5%

Selling, general and administrative expenses as a percentage of total sales	5.1%	5.5%

Depreciation and amortization:  Depreciation and amortization expense increased by $2.6 million to $28.8 million for the third quarter of 2004 from $26.2 million for the third quarter of 2003. $3.7 million of the increase was primarily due to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new programs and facilities and the strengthening of the British Pound, Canadian dollar, and euro relative to the U.S. dollar. This increase was partially offset by $1.1  million of lower depreciation expense primarily associated with facilities that were closed since the third quarter of 2003.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $7.6 million to $64.6 million for the third quarter of 2004 from $57.0 million for the third quarter of 2003. $8.6 million of the increase in SG&A expense was associated with the growth in sales from new products and the strengthening of the Canadian dollar, British Pound and euro relative to the U.S. dollar. This increase was partially offset by approximately $1.0 million of lower SG&A costs as a result of the closure of facilities since the third quarter of 2003.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the third quarter of 2004 were $16.4 million reflecting an increase of $1.5 million compared to $14.9 million expensed in the third quarter of 2003. The increase in fees is reflective of the increase in sales and pretax profits in the third quarter of 2004 compared to the third quarter of 2003.

Operating Income:
Three month periods ended September 30,	2004	2003

Interior Systems
North America	$32.8	$13.0
Europe	1.9	1.3
Closure Systems	15.0	3.1
Corporate	(1.5)	0.2

Operating income	$48.2	$17.6

Operating Income - Interior Systems:

North America:  Operating income for the North American Interior business increased by $19.8 million to $32.8 million for the third quarter of 2004 from $13.0 million for the third quarter of 2003. Operating income was positively impacted by $22.0 million primarily as a result of increased sales from new products launched, lower costs associated with fewer launches of new products and new facilities offset by increased raw material prices and by a $3.0 million improvement in operating income at a previous underperforming division. These increases have been partially offset by a $3.4 million increase in SG&A costs and affiliation fees associated with the growth in sales and by a $1.8 million increase in depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Europe:  Operating income for the European Interior business increased $0.6 million to $1.9 million for the third quarter of 2004 from $1.3 million for the third quarter of 2003. The increase is a result of increased sales from new products launched offset by increased costs associated with the launch of new products at one particular division.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $11.9 million to $15.0 million for the third quarter of 2004 from $3.1 million for the third quarter of 2003. Operating income was positively impacted by $11.1 million primarily as a result of increased sales from new products and lower costs resulting from the closure of a manufacturing facility in Europe during the first quarter of 2004 offset by increased raw material prices and by a $3.4 million operating income improvement at a previous underperforming division. These increases were also offset by a $1.9 million increase in SG&A costs and affiliation fees associated with the increase in sales and a $0.7 million increase in depreciation and amortization resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Operating Income - Corporate: Operating loss for corporate for the third quarter of 2004 was $1.5 million compared to operating income of $0.2 million for the comparable period in the prior year.

Other Items

Three month periods ended September 30,	2004	2003

Operating income	$48.2	$17.6
Interest expense, net	-	0.3
Amortization of discount on Convertible Series Preferred Shares	1.6	3.1
Equity loss	0.1	0.3

Income before income taxes and minority interest	46.5	13.9
Income taxes	19.2	7.9
Minority interest	(0.1)	(0.1)

Net income from continuing operations	27.4	6.1
Net loss (income) from discontinued operations	5.8	(2.0)

Net income	21.6	8.1
Financing charge on Convertible Series Preferred Shares	1.5	0.3

Net income attributable to Class A Subordinate Voting and Class B Shares	$20.1	$7.8

Interest expense, net:  The Company's net interest expense for the third quarter of 2004 was nil representing a $0.3 million reduction compared to the third quarter of 2003, primarily due to interest income earned on higher cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $1.6 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the third quarter of 2004 compared to $3.1 million in the third quarter of 2003. The decrease in amortization of discount on Convertible Series Preferred Shares is reflective of the Series 1 Convertible Preferred Shares being fully amortized at December 31, 2003.

Income taxes:  The effective tax rate on income before income taxes and minority interest was 41% for the third quarter of 2004 compared to 57% for the third quarter of 2003. Excluding the impact of losses not benefited, the non-deductible amortization of discount on Convertible Series Preferred Shares and a $2.3 million valuation allowance for future taxes recorded in the third quarter of 2004, the effective tax rate was approximately 30% for the third quarter of 2004 as compared to 27% for the third quarter of 2003.

Net income from continuing operations:  Net income from continuing operations for the third quarter of 2004 was $27.4 million compared to $6.1 million for the third quarter of 2003. The increase was attributable to increased operating income resulting primarily from increased sales from new products launched during the first nine months of 2004 and the second half of 2003, lower costs associated with fewer launches of new products and new facilities, operating income improvements at certain previously underperforming divisions, and lower amortization of discount on Convertible Series Preferred Shares. These improvements were partially offset by increased raw material prices, increased SG&A costs and affiliation fees associated with the increase in sales, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities, increased costs associated with the launch of new pr oducts at one particular division in Europe and increased income tax expense.

Net loss from discontinued operations:  Net loss from discontinued operations for the third quarter of 2004 relates to the sale of a manufacturing facility during the third quarter of 2004 that was formerly reported in the European Interior Systems segment. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the results of the discontinued operations have been segregated from the results of continuing operations. Net income from discontinued operations for the third quarter of 2003 includes the results of operations of two separate manufacturing facilities sold during 2004; the first sale occurred during the first quarter of 2004 and the second sale occurred during the third quarter of 2004. For the third quarter of 2003, the Company incurred a combined net income from discontinued operations of $2.0 million on $29.9 million of combined sales. For the full year of 2003, the impact of both discontinued operations was a net income of $4.8 million on $130.5 million of combined sales.

Financing Charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $1.5 million for the third quarter of 2004 compared to $0.3 million for third quarter of 2003. The increase is a result of the dividend equity component of the Series 1 Convertible Preferred Shares being fully utilized.

Earnings Per Share
Three month periods ended September 30,	2004	2003

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$0.52	$0.12
Diluted	$0.45	$0.12

Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.40	$0.16
Diluted	$0.36	$0.16

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.9	48.8
Diluted	65.0	48.8

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations for the third quarter of 2004 was $0.45 compared to $0.12 for the third quarter of 2003. The increase in diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations is a result of higher net income for the third quarter of 2004 compared to the third quarter of 2003. The impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B Share for the third quarters of 2004 and 2003 was a reduction of $0.09 and an increase of $0.04, respectively. The 2003 full year impact of discontinued operations on diluted earnings per share was an increase of $0.07.

During the third quarter of 2004, the Company issued 162,012 Class A Subordinate Voting Shares to the Intier Employee Equity and Profit Participation Program.

The remaining increase in the average number of Class A Subordinate Voting and Class B Shares outstanding relates to the exercise of stock options granted under the Company's Incentive Stock Option Plan.

Overview of Nine Month Periods Ended September 30, 2004 and 2003

Sales

(in millions, except average dollar content per vehicle)

Nine month periods ended September 30,	2004	2003

Vehicle production volumes
North America	11.9	12.0
Europe	12.5	12.3

Average dollar content per vehicle
North America	$214	$151
Europe	$98	$85

Production sales - Interior Systems
North America	$1,880.0	$1,251.1
Europe	1,062.5	917.8
Production sales - Closure Systems	833.7	679.0

	3,776.2	2,847.9

Tooling and engineering sales	259.2	290.1

Total sales	$4,035.4	$3,138.0

Average dollar content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively for each period indicated.

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 50.3% to $1,880.0 million for the nine months of 2004 compared to $1,251.1 million for the first nine months of 2003. This growth was due to an increase in average dollar content per vehicle and to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new products launched during 2004 including the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; the complete seats for the Mercury Mariner; the complete seats, headliner and instrument panel for the Chevrolet Equinox; the second and third row stow in floor seats for the DaimlerChrysler minivans and to new products launched during the second half of 2003 including the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding se ats, for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

Europe: European production sales for the Interior business increased 15.8% to $1,062.5 million for the first nine months of 2004 compared to $917.8 million for the first nine months of 2003. This growth was primarily due to the strengthening of the British Pound and euro relative to the U.S. dollar. New products launched during 2004, including the door panels for the BMW 1 Series; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class and new products launched during the second half of 2003 including the instrument panel, console, door panels and other interior trim for the BMW 6 Series, the cargo management and other interior trim for the BMW X3 and the complete seats for the VW Caddy, also contributed to the increased sales.

Production Sales - Closure Systems:

Production sales for the Closure business increased 22.8% to $833.7 million for the first nine months of 2004 from $679.0 million for the first nine months of 2003. The increase in production sales was primarily due to the increase in average dollar content per vehicle for the nine month period ended September 30, 2003, which is primarily a result of the launch of a modular side door latch for a number of Audi Programs and the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first nine months of 2004 decreased 10.7% to $259.2 million compared to $290.1  million for the first nine months of 2003 due to a lower number of new product launches during the first nine months of 2004 compared to the first nine months of 2003. Tooling and engineering sales decreased by $16.3 million to $236.0 million in the Interior business and decreased by $14.6 million to $23.2 million in the Closure business for the first nine months of 2004.

Operating Income

Nine month periods ended September 30,	2004	2003

Interior Systems
North America	$131.6	$48.5
Europe	(4.6)	0.8
Closure Systems	49.1	34.8
Corporate	(0.8)	0.8

Operating Income	$175.3	$84.9

Operating Income - Interior Systems:

North America: Operating income for the North American Interior business increased by $83.1 million to $131.6 million for the first nine months of 2004 from $48.5 million for the first nine months of 2003. Operating income was positively impacted by $98.1 million primarily as a result of increased sales from new product launches, increased sales on certain high content programs, lower costs associated with fewer launches of new products and new facilities offset by increased raw material prices, and by a $13.1 million improvement in operating income at a previous underperforming division and $3.5 million of incremental investment tax credits. These increases have been partially offset by $23.8 million of increased SG&A costs and affiliation fees associated with the increase in sales and by $7.8 million of increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Europe: Operating income for the European Interior business decreased by $5.4 million to an operating loss of $4.6 million for the first nine months of 2004 from operating income of $0.8 million for the first nine months of 2003. The decrease is primarily attributable to a $4.0 million charge relating to the writedown of inventory at two reorganized facilities.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $14.3 million to $49.1 million in the first nine months of 2004 from $34.8 million in the first nine months of 2003. Operating income was positively impacted by $12.7 million primarily as a result of increased sales from new products; the strengthening of the euro and Canadian dollar offset by increased raw material prices; by a $9.4 million operating income improvement at a previous underperforming division and by $1.4 million of incremental investment tax credits. These increases were partially offset by a $2.5 million charge for severance and termination costs related to the closure of a division, $5.5 million of increased SG&A costs and affiliation fees associated with the increase in sales and by $1.2 million of increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Operating Loss - Corporate: Operating loss for corporate for the first nine months of 2004 was $0.8 million compared to operating income of $0.8 million for the comparable period in the prior year.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended September 30, 2004 and 2003

Operating Activities

Three month periods ended September 30,	2004	2003

Net income from continuing operations	$27.4	$6.1
Items not involving current cash flows	33.8	28.4

	61.2	34.5
Change in non-cash working capital	(57.7)	(90.7)

	$3.5	$(56.2)

During the third quarter of 2004, cash from operations before changes in working capital increased by $26.7 million to $61.2 million from $34.5  million for the third quarter of 2003. The increase was a result of a $21.3 million increase in net income from continuing operations and a $5.4 million increase in non-cash items due primarily to higher depreciation and future tax expense. The $57.7 million of cash invested in working capital during the third quarter of 2004 is the result of a $50.7 million decrease in accounts payable and accrued liabilities, a $38.4 million increase in inventories, and a $4.6 million increase in other working capital, offset by a $36.0 million decrease in accounts receivable.

Investment Activities

Three month periods ended September 30,	2004	2003

Capital asset additions	$(21.4)	$(29.7)
Investments and other asset additions	(4.5)	(5.4)
Proceeds from disposition of capital assets and other	0.4	0.1
Discontinued operations	(15.9)	(5.7)

	$(41.4)	$(40.7)

Cash used for capital assets, investment and other asset spending was $25.9 million for the third quarter of 2004 compared to $35.1 million for the third quarter of 2003. This use of funds was partially offset by cash received from normal course capital asset and other asset dispositions of $0.4 million and $0.1 million for the third quarters of 2004 and 2003, respectively. Cash used for funding and disposal of discontinued operations was $15.9 million for the third quarter of 2004 compared to cash used for funding of discontinued operations of $5.7 million for the third quarter of 2003.

Financing Activities

Three month periods ended September 30,	2004	2003

Increase in bank indebtedness	$22.9	$57.5
Net repayments of long-term debt and other long-term liabilities	(2.5)	(1.5)
Issue of Class A Subordinate Voting Shares	3.1	1.4
Dividends on Class A Subordinate Voting and Class B Shares	(5.1)	(5.0)
Dividends on Convertible Series Preferred Shares	(2.9)	(2.8)

	$15.5	$49.6

Cash generated from financing activities was $15.5 million for the third quarter of 2004 compared to $49.6 million for the third quarter of 2003. Cash generated from financing activities for the third quarter of 2004 included net issuances of debt (including bank indebtedness, long-term debt and other long-term liabilities) of $20.4 million compared to $56.0 million for the third quarter of 2003. Dividends paid during the third quarters of 2004 and 2003 were $0.10 per Class A Subordinate Voting and Class B Share totalling $5.1 million and $5.0 million, respectively. Dividends paid on Convertible Series Preferred Shares for the third quarters of 2004 and 2003 were $2.9 million and $2.8 million, respectively. During the third quarter of 2004, 162,012 Class A Subordinate Voting Shares were issued to the Intier Employee Equity and Profit Participation Program for total proceeds of $2.9 million compared to 88,147 Class A Subordinate Voting Shares issued during the third quarter of 2003 for total proceeds of $ 1.4 million. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares for the third quarter of 2004 relate to the exercise of options granted under the Company's Incentive Stock Option Plan.

Nine Month Periods Ended September 30, 2004 and 2003

Operating Activities

Nine month periods ended September 30,	2004	2003

Net income from continuing operations	$99.1	$37.3
Items not involving current cash flows	117.1	95.8

	216.2	133.1
Change in non-cash working capital	(41.6)	(97.1)

	$174.6	$36.0

During the first nine months of 2004, cash generated from operations before changes in working capital increased by $83.1 million to $216.2  million from $133.1  million for the first nine months of 2003. The increase was a result of an increase in net income from continuing operations of $61.8 million as well as an increase in non-cash items of $21.3 million due primarily to higher depreciation and future tax expense. The $41.6 million of cash invested in working capital during the first nine months of 2004 is a result of a $91.6 million increase in accounts receivable, a $29.5 million increase in inventories and a $7.3 million increase in other working capital, offset by a $86.8 million increase in accounts payable and accrued liabilities. The increase in accounts receivable and accounts payable and accrued liabilities is primarily due to increased sales from new programs launched since the third quarter of 2003.

Investment Activities

Nine month periods ended September 30,	2004	2003

Capital asset additions	$(74.0)	$(86.8)
Investment and other asset additions	(13.1)	(10.5)
Proceeds from disposition of capital assets and other	1.2	0.2
Discontinued operations	(19.8)	(1.1)

	$(105.7)	$(98.2)

Cash used for investment activities during the first nine months of 2004 increased to $105.7 million compared to $98.2  million during the first nine months of 2003. Cash used for capital and other asset spending was $87.1 million and $97.3 million for the first nine months of 2004 and 2003, respectively. This use of funds was partially offset by cash received from normal course capital asset and other asset dispositions of $1.2 million and $0.2 million during the first nine months of 2004 and 2003, respectively. Cash used for funding and disposal of discontinued operations was $19.8 million for the nine months ended September 30, 2004 compared to cash used for funding of discontinued operations of $1.1 million for the nine months ended September 30, 2003.

Financing Activities

Nine month periods ended September 30,	2004	2003

Increase in bank indebtedness	$29.1	$29.9
Net repayments of long-term debt and other long-term liabilities	(6.5)	(4.2)
Issue of Class A Subordinate Voting Shares	11.6	7.9
Dividends on Class A Subordinate Voting and Class B Shares	(15.0)	(12.4)
Dividends on Convertible Series Preferred Shares	(8.4)	(8.4)

	$10.8	$12.8

Cash used in financing activities was $10.8 million for the first nine months of 2004 compared to $12.8 million for the first nine months of 2003. Cash used in financing activities for the first nine months of 2004 included net issuances of debt (including bank indebtedness, long-term debt and other long-term liabilities) of $22.6 million compared to $25.7 million for the first nine months of 2003. Dividends paid during the first nine months of 2004 were $0.30 per Class A Subordinate Voting and Class B Share totalling $15.0 million compared to $0.25 per Class A Subordinate Voting and Class B Share during the first nine months of 2003, totalling $12.4 million. Dividends paid on Convertible Series Preferred Shares for the first nine months of 2004 and 2003 were $8.4 million. During the first nine months of 2004, 617,253 Class A Subordinate Voting Shares were issued to the Intier Employee Equity and Profit Participation Program for total proceeds of $10.7 million compared to 558,562 Class A Subordinate Vot ing Shares issued in the first half of 2003 for total proceeds of $7.9 million. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares for the first nine months of 2004 relate to the exercise of options granted under the Company's Incentive Stock Option Plan.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders' equity), was 1.2% at September 30, 2004 compared to net debt to total capitalization of 7.6% at December 31, 2003.

The above total capitalization figures treat the liability portion ($216.6 million and $214.7 million as at September 30, 2004 and December 31, 2003, respectively) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Preferred Shares are retractable by Magna on or after December 31, 2003 and the Series 2 Convertible Preferred Shares are retractable by Magna on or after December 31, 2004. These instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

Unused and Available Financing Resources

During the quarter ended September 30, 2004, the Company renewed its unsecured, revolving term credit facility on terms similar to its previous facility, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains similar negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. In addition to the North American tranche, which is now $365.0 million, the new facility also includes a euro 100.0 million European tranche. The facility was renewed for an additional 3 years and expires on September 16, 2007.

Cash on hand increased to $298.4 million at September 30, 2004 from $216.7 million at December 31, 2003. At September 30, 2004, the Company had credit facilities of $536.3 million, of which $437.6 million are unused and available. $427.4 million of the unused and available facilities represent the unused and available portion of the Company's $365 million and euro 100 million three year revolving credit facility that expires September 16, 2007.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsored a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider ordered tooling from tooling suppliers and will subsequently sell such tooling to the sponsor or its designee. The facility provider made, and continues to make on previously ordered tooling, advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider will sell the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. As at September 30, 2004, $22.3 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's September 30, 2004 unaudited Consolidated Balance Sheet.

Subsequent to September 30, 2004, the Company sponsored a European tool supplier finance program, which allows suppliers to sell their existing Intier commitments to a financial institution on pre-established terms and conditions. The terms and conditions of these Intier commitments are not affected by the suppliers' decision to hold or sell the receivable to the financial institution, and as such, the amounts owing under this program will continue to be recorded as accounts payable.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. It is expected that the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2004 through to 2006.

Capital and investment spending for existing businesses and projects is expected to range between $110 million and $125 million for 2004. The majority of capital spending in 2004 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all 2004 planned cash requirements from its cash balances on hand and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2004. Cash provided from operating activities totalled $174.6 million and $36.0 million for the nine month periods ended September 2004 and 2003, respectively.

Off Balance Sheet Financing

During the second quarter of 2004, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility requires lease payments for tooling costs, which approximated $10.0 million be made monthly over the lease term expiring January 2008. The lease commenced when all tooling costs were funded on June 18, 2004.

Guarantees

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

Contingencies

The Company has recently been named with Ford Motor Company and the Company's sister affiliate Magna Donnelly as a defendant in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina and Florida as a result of its role as a supplier to Ford of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Other class proceedings in Massachusetts and other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles as well to reimburse owners of the vehicles for their alleged diminution in value), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation an d that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court whenever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

On June 10, 2004, the Company was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of claim alleges, among other things:

•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiffs' claims and therefore intends to defend this case vigorously.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2003 audited Consolidated Financial Statements included in the Company's 2003 Annual Report to Shareholders.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of all unfunded amounts may be required and these amounts could materially exceed the cur rent unfunded position.
ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$6.1

$6.1

Other long-term liabilities	$11.6
Future tax liabilities	(1.0)
Retained earnings	(3.7)
Currency translation	(0.8)

$6.1

Net income for the three and nine month periods ended September 30, 2003 was reduced by $0.2 million and $0.7 million respectively. The change had no impact on basic and diluted earnings per share for the three month period ended September 30, 2003. Basic and diluted earnings per share for the nine month period ended September 30, 2003 were reduced by $0.01.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production or vehicle assembly. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a stand-alone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three and nine month periods ended September 30, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three and nine month periods ended September 30, 2004, the Company recognized compensation expense of $0.1 million and $0.4 million respectively. There was no compensation expense recognized during the three and nine month periods ended September 30, 2003.

Subsequent Events

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. In addition to court approval and Intier Board of Directors approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. On November 2, 2004, Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. Following receipt of the Special Committee's recommendations, the Intier Board will respond to Magna's proposal.

Additional Information
Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.